July 7, 2010

VIA EDGAR

Ms. Amanda Ravitz

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ducommun Incorporated

Registration Statement on Form S-3

Filed May 21, 2010

File No. 333-167021

Dear Ms. Ravitz:

On behalf of our client, Ducommun Incorporated (the “Company”), this responds to your letter of June 8, 2010 setting forth comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Registration Statement on Form S-3 filed by the Company on May 21, 2010 (the “Registration Statement”). For your convenience, we have reproduced below the full text of each of the Staff’s comments together with the responses set forth below. Concurrently with the submission of this response letter, the Company is filing an amendment to the Registration Statement reflecting the changes requested by the Staff’s comments (the “Amendment”).

Risk Factors, page 1

1.	Please delete the fourth and fifth sentences of this introductory paragraph. Only material risks should be referenced in this section. If a risk is deemed not material, please do not reference it.

The Company has removed the fourth and fifth sentences from the prospectus in the Amendment filed concurrently with this letter.

Exhibit 5.1

2.	We note that counsel’s opinion is limited to the laws of the State of New York, the Delaware General Corporation Law, and the California Corporations Code. We also note that the subsidiary guarantors are incorporated or organized in Arizona, Alabama, California, Delaware, or New York. Please have counsel revise its opinion so that it also covers the laws of Arizona and Alabama or file separate opinions.

The indenture, debt securities and guarantees covered by the Registration Statement will be governed by New York law, which is covered by our opinion. Thus, the laws of the States of Arizona and Alabama will only govern (i) the corporate power of the Company’s subsidiaries incorporated in those states to execute, deliver and perform their respective obligations under their debt guarantees and any related collateral documents and (ii) the authorization, execution and delivery by those subsidiaries of their respective debt guarantees and any related collateral documents. The authorization, execution and delivery of those instruments by those subsidiaries have not yet occurred and thus need not be addressed by our opinion. Therefore, the only opinion effectively omitted by the exclusion from our opinion of the laws of the States of Arizona and Alabama is that the subsidiary guarantors incorporated in those states have the corporate power under the laws of their respective jurisdictions of incorporation to execute, deliver and perform their respective obligations under their debt guarantees and any related collateral documents. The Amendment filed concurrently with this letter includes additional exhibits consisting of two separate opinions of counsel under the laws of the States of Arizona and Alabama, respectively, to the effect that Ducommun Technologies, Inc., an Arizona corporation, and Miltec Corporation, an Alabama corporation, have the corporate power to execute, deliver and perform their respective obligations under the debt guarantees and any related collateral documents that may be issued under the Registration Statement.

3.	Please explain the need for the reference to the provisions of Article 8 of the Restated Certificate of Incorporation of the Company and Article X of the Certificate of Incorporation of Ducommun AeroStructures, Inc. that appears on page 8 of counsel’s opinion. Alternatively, delete those references.

Sections 102(b) and 302 of the Delaware General Corporation Law allow Delaware corporations to include provisions in their certificates of incorporation enabling, under certain circumstances, creditors holding 75% in value of a class of the corporation’s debt to bind all creditors of that class to a compromise or arrangement into which they may enter with the corporation. The certificates of incorporation of the Company and Ducommun AeroStructures, Inc. include such provisions regarding creditor compromises or arrangements, and our opinion references such provisions since any such compromises or arrangements could affect the enforceability of the securities issued by the Company or Ducommun AeroStructures, Inc.

4.	We note that counsel’s opinion contains significant assumptions regarding the future issuance of the securities being registered, and we note that the second to the last paragraph on page 9 suggests that counsel may not consider an updated opinion necessary or appropriate in connection with a takedown. Please confirm that you will file an unqualified opinion that omits all of these assumptions at the time of each takedown.

The Company confirms that, at the time of each takedown, it will file an unqualified opinion of counsel that omits the assumptions regarding the future issuance of the securities being registered that were contained in the opinion filed with the Registration Statement.

5.	Refer to paragraph D on page 9 of counsel’s opinion. It does not appear that the referenced securities underlying the Depositary Shares, Purchase Contracts, Warrants, or Units are being registered concurrently. If these securities are not also registered, please advise as to the exception from registration on which you are relying and tell us the basis for your conclusion that they do not need to be registered concurrently herewith.

We have removed paragraph D from our opinion filed with the Amendment.

* * * * *

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Dhiya El-Saden

Dhiya El-Saden

cc:	James S. Heiser, Ducommun Incorporated

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